Exhibit 1.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:14 AM 05/19/2023	CERTIFICATE OF AMENDMENT TO
FILED 08:14 AM 05/19/2023	THE AMENDED AND RESTATED
SR 20232185542 – File Number 5933548	CERTIFICATE OF INCORPORATION
OF
TRANSCODE THERAPEUTICS, INC.

TransCode Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Charter”).

2. This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3. Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:

ARTICLE IV of the Charter is hereby amended by adding the following new paragraph at the end of such article:

“C. REVERSE STOCK SPLIT

Effective at 4:05 p.m., Eastern Time, on May 22, 2023 (the “2023 Split Effective Time”), every twenty (20) shares of common stock issued and outstanding or held by the Corporation as treasury shares as of the 2023 Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of common stock, without effecting a change to the par value per share of common stock, subject to the treatment of fractional interests as described below (the “2023 Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. Stockholders of record who otherwise would be entitled to receive fractional shares in connection with such combination will instead be entitled to receive, in lieu of such fractional shares, an amount in cash equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of our common stock on The Nasdaq Capital Market on the date on which the 2023 Split Effective Time occurs. As of the 2023 Split Effective Time and thereafter, a certificate(s) representing shares of common stock prior to the 2023 Reverse Split is deemed to represent the number of post-2023 Reverse Split shares into which the pre-2023 Reverse Split shares were reclassified and combined. The 2023 Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, common stock of the Corporation and all references to such common stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of common stock shall be deemed to be references to the common stock or options or rights to purchase or acquire shares of common stock, as the case may be, after giving effect to the 2023 Reverse Split.”

4. This Certificate of Amendment shall become effective at 4:05 p.m., Eastern Time, on May 22, 2023.

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation as of May 19, 2023.

TRANSCODE THERAPEUTICS, INC.

By:	/s/ R. Michael Dudley
Name:	R. Michael Dudley
Title:	Chief Executive Officer

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